Exhibit 99.1

BROOKFIELD RENEWABLE ANNOUNCES RECORD DATE FOR

UNIT SPLIT OF BROOKFIELD RENEWABLE CORPORATION

Brookfield, News, July 16, 2020 — Brookfield Renewable Partners L.P. (“Brookfield Renewable” or “BEP”) (NYSE: BEP; TSX: BEP.UN) today announced that it has set July 27, 2020 as the record date for the previously announced special distribution of class A exchangeable subordinate voting shares (the “Shares”) of Brookfield Renewable Corporation (“BEPC”). From an economic and accounting perspective, the special distribution will be analogous to a unit split as it does not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the aggregate number of units/shares outstanding.

On July 30, 2020, the holders of BEP’s limited partnership units (“BEP units”) of record as of July 27, 2020 will receive one (1) Share of BEPC for every four (4) BEP units held, or 0.25 Shares for each BEP unit. The Shares will be structured with the intention of being economically equivalent to BEP units, including identical distributions, and each Share will be exchangeable at the option of the holder for one BEP unit at any time. The Shares will provide investors with the equivalent economic exposure to BEP but through a traditional corporate structure.

The timing of the special distribution will help facilitate the pending merger of TerraForm Power, Inc. (“TerraForm Power”) into Brookfield Renewable (the “TERP acquisition”), which is expected to close on or about July 31, 20201, as TerraForm Power stockholders are being offered the right to receive BEPC Shares as consideration in the TERP acquisition. Stockholders of TerraForm Power will not participate in the special distribution.

“BEPC Shares will provide investors greater flexibility to invest in Brookfield Renewable’s globally-diverse portfolio of renewable assets,” said Sachin Shah, Chief Executive Officer of Brookfield Renewable. “This positions us well to continue attracting new investors to our high-quality renewable power portfolio.”

BEPC has received conditional approval to list the Shares on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol BEPC. Listing of the Shares on the NYSE and the TSX is subject to BEPC fulfilling all of the requirements of the NYSE and the TSX, respectively.

BEP and BEPC have filed a final prospectus in respect of the special distribution of the Shares, and the registration statement relating to the special distribution has been declared effective.

BEP unitholders will receive a cash payment in lieu of any fractional interests in a Share. Brookfield Renewable will use the five-day volume-weighted average trading price of the Shares immediately following the special distribution to determine the value of any fractional interests in a Share.

Holders of the Shares will be entitled to dividends as and when they are declared by the Board of Directors of BEPC. It is anticipated that BEPC’s dividend policy will be to declare and pay dividends on the Shares at the same time and in the same amount per Share as distributions are declared and paid on a BEP unit. This dividend policy has been set to provide holders of the Shares with an economic return equivalent to holders of BEP units. Regarding distributions on the BEP units and dividends on the Shares, BEP unitholders and holders of the Shares should note the following:

•

Following completion of the special distribution and subject to Board approval, the regular quarterly distribution received on BEP units and Shares going forward will be $0.4340 per BEP unit/Share. As a result, the aggregate distribution received by a holder on its BEP

[1]	The TERP acquisition remains subject to the approval of a majority of TerraForm Power stockholders not affiliated with Brookfield Renewable.

units and Shares (assuming the securities are retained) will be the same as the holder would have received if the special distribution had not occurred

•	BEPC anticipates that its first quarterly dividend of $0.4340 will be paid on September 30, 2020 to holders of record as of August 31, 2020, subject to Board approval

The NYSE and the TSX will both implement “when-issued” and “due bill” trading commencing July 24, 2020 and ending at the close of business on July 29, 2020. During this time period, these designations will impact how our securities trade on both exchanges. Investors should be aware of the following features:

•	Trades in “BEP” and “BEP.UN” on the NYSE and TSX, respectively, will include BEP units and the entitlement to receive the Shares on July 30, 2020 (i.e., should trade on a pre-split basis)

•

Trades in “BEPC WI” and “BEPC” on the NYSE and TSX, respectively, will include only the entitlement to receive the Shares (i.e., should trade on a split-adjusted basis), allowing a holder to buy and sell Shares. Accordingly, trades in “BEPC WI” or “BEPC” on or after July 24, 2020 allow a person to trade the entitlement to receive the Shares without trading any BEP units he or she may hold. BEPC expects “when-issued” trades of Shares to settle two (2) business days after completion of the special distribution

•

Trades in “BEP WI” and “BEP.W” on the NYSE and TSX, respectively, will include BEP units only (i.e., should trade on a split-adjusted basis), allowing a holder to sell BEP units post-split without concurrently selling the entitlement to receive the Shares on July 30, 2020. Accordingly, trades in “BEP WI” or “BEP.W” on or after July 24, 2020 allow a person to trade BEP units without trading any right to receive any Shares pursuant to the special distribution.

Beginning on July 30, 2020, BEPC and BEP will trade under their respective symbols on both exchanges.

— ends —

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and a 14,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Brookfield Renewable Partners is listed on the New York and Toronto stock exchanges. Further information is available at bep.brookfield.com.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $515 billion of assets under management. For more information, go to www.brookfield.com.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Cara Silverman Manager, Investor Relations Tel: (416) 649-8172 Email: cara.silverman@brookfield.com

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements and information within the meaning of applicable securities laws. The words “will”, “expect”, “anticipated” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this news release include statements regarding BEPC, the special distribution of the Shares, the ability of Brookfield Renewable to attract new investors and the completion of the TERP acquisition. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable and BEPC are subject to a number of known and unknown risks and uncertainties. In particular, the distribution of the Shares requires final stock exchange approval, which has not yet been received. Factors that could cause actual results of BEPC or Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include the fact that there can be no assurance that the NYSE or the TSX will approve the listing of the Shares, the TERP acquisition will be completed and of the expected trading price of the BEP units and the Shares, including during the due bill period or on the when-issued markets, as well as other risks and factors described in the documents filed by Brookfield Renewable with securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Renewable’s most recent Annual Report on Form 20-F and other risks and factors that are described therein and that are described in BEP’s and BEPC’s joint registration statement on Form F-1/F-4 (File Nos. 333-234614 and 333-234614-01) (the “F-1/F-4”), as filed with the Securities and Exchange Commission (“SEC”) as an amendment to Form F-1, and the final prospectus in Canada filed in connection with the distribution of the Shares. Except as required by law, Brookfield Renewable undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This news release is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this news release may be deemed to be solicitation material in respect of the transaction by BEP, BEPC and TerraForm Power. BEP and BEPC have filed relevant materials with the SEC, including the F-1/F-4, that includes a proxy statement of TerraForm Power and also constitutes a prospectus of BEP and BEPC. On June 29, 2020, the SEC declared the F-1/F-4 effective. TerraForm Power commenced mailing the definitive proxy statement/prospectus to stockholders of TerraForm Power on or about June 29, 2020. This news release is not a substitute for the registration statement, proxy statement/prospectus or any other documents that BEP, BEPC or TerraForm Power may file with the SEC or send to stockholders in connection with the transaction. STOCKHOLDERS OF TERRAFORM POWER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHICH WAS ALSO FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Further, the F-1/F-4 includes a prospectus that has been filed by BEP and BEPC with the SEC for the special distribution of the Shares. You should read the prospectus in the F-1/F-4 and other documents that BEP and BEPC have filed with the SEC for more complete information about the special distribution of the Shares.

Investors and security holders may obtain copies of the F-1/F-4, including the proxy statement/prospectus relating to the TERP acquisition, the prospectus relating to the special distribution of the Shares and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by TerraForm Power are available free of charge on TerraForm Power’s website at http://www.terraform.com/. Copies of documents filed with the SEC by BEP and BEPC are available free of charge on BEP’s website at http://bep.brookfield.com/.

Participants in Solicitation

TerraForm Power and its directors and executive officers, BEPC and its directors and executive officers, and BEP and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of TerraForm Power common stock in respect of the transaction. Information about the directors and executive officers of TerraForm Power is set forth on its website at http://www.terraformpower.com/. Information about the directors and executive officers of BEP is set forth on its website at http://bep.brookfield.com/. Information about the directors and executive officers of BEPC is set forth on the F-1/F-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the TERP acquisition. You may obtain free copies of these documents as described in the preceding paragraph.

Non Solicitation

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.